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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

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- Visit equiniti.com/us/ast-access.
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- Visit equiniti.com/us/ast-access.
- Under **Individuals** click on LOGIN. A new screen will appear.
- Under **Shareholder Central** click LOGIN. Enter your username and password.
- Click on your username at the top right of the screen. From the drop down select **My profile** which opens another window.
- In the box labeled Document Delivery select the option **Enroll in e-Delivery of Documents**.
- Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available.

Alternatively, you can provide your email address in the section on the reverse entitled **Electronic Shareholder Communications**.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

July 13, 2026

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM Eastern Time on July 7, 2026.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JULY 13, 2026
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company to continue to act in such capacity upon the expiry of their current term, pursuant to the Company's Articles of Association:

	FOR	AGAINST	ABSTAIN
a. Sze Hau Lee	☐	☐	☐
b. Anthony Lau Hoi Ho	☐	☐	☐
c. Tak Wing Lo	☐	☐	☐

2. RESOLVED as an ordinary resolution: to approve the adoption of the 2026 Employee Share Incentive Plan (the "2026 ESOP"), in the form attached to the proxy statement, and the issuance of securities pursuant to the terms of the 2026 ESOP is approved and that the directors of the Company from time to time be authorised to take such action as is required or desirable under the terms of the 2026 Employee Incentive Plan ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. RESOLVED as a special resolution: subject to all further requirements prescribed by sections 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the Companies Act) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such conditions are fulfilled, a reduction and reorganization of the share capital of the Company from US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising: ☐ FOR ☐ AGAINST ☐ ABSTAIN

(a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0001 each;

(b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0001 each; and

(c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each;

to US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising:

(a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each;

(b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and

(c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each.

(the "**Share Capital Reduction and Reorganization**") by implementing the following steps:

(i) the par value of each issued and outstanding Class A ordinary share of US$0.0001 par value each and Class B ordinary share of US$0.0001 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.0000999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0001 par value each and Class B ordinary shares of US$0.0001 par value each (the "**Share Capital Reduction**");

(ii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company's memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii) immediately following the Share Capital Reduction being effected, each authorised but unissued Class A ordinary share of US$0.0001 par value each be subdivided into 1,000 Class A ordinary shares of US$0.0000001 par value each; each authorised but unissued Class B ordinary share of US$0.0001 par value each be subdivided into 1,000 Class B ordinary shares of US$0.0000001 par value each, and each authorised but unissued preferred share of US$0.0001 par value each be subdivided into 1,000 preferred shares of US$0.0000001 par value each (the "**Subdivision**"); and

(iv) immediately following the Subdivision being effected, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0000001 par value each, unissued Class B ordinary shares of US$0.0000001 par value each and unissued preferred shares of US$0.0000001 par value each that will result in the Company having authorised share capital of US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the "**Cancellation**").

4. RESOLVED as a special resolution: subject to and immediately following the Share Capital Reduction being effected, to approve that the seventh amended and restated memorandum of association and fifth amended and restated articles of association of the Company be amended to reflect the Share Capital Reduction and Reorganization, and that Section 6 of the seventh amended and restated memorandum of association be replaced with the following: ☐ FOR ☐ AGAINST ☐ ABSTAIN

"The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each."

5. RESOLVED as a special resolution: to approve the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the "Class B Ordinary Shares") from ten thousand (10,000) votes per Class B Ordinary Share to one hundred thousand (100,000) votes per Class B Ordinary Share (the "Increase of Voting Rights of Class B Ordinary Shares"), and for the Increase of Voting Rights of Class B Ordinary Shares to be reflected in the amended and restated memorandum of association and amended and restated articles of association of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

6. RESOLVED as an ordinary resolution: to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 5. ☐ FOR ☐ AGAINST ☐ ABSTAIN

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership